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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 69040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                    MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Torch Partners Corporate Finance Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Cavendish Square
(No. and Street)

London		W1G0PW
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rupert Robson   44 7227 8830
                                                             (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- if individual, state last, first, middle name)

200 Jefferson Park Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Dmitriy Rutitskiy _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Torch Partners Corporate Finance Inc. _____ , as of _____ December 31, 2020 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

CFO
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Torch Partners Corporate Finance, Inc.

Statement of Financial Condition
December 31, 2020
(With Report of Independent Registered Public Accounting Firm Thereon)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Torch Partners Corporate Finance, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Torch Partners Corporate Finance, Inc. (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 25, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Torch Partners Corporate Finance, Inc.
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	95,106
Deferred tax asset		152,241
Income tax receivable		49,149
Other assets		6,610
Total assets	$	303,106

Liabilities and Stockholder's Equity

Due to Affiliate	$	12,597
Accounts payable and other accrued expenses		38,456
Total liabilities		51,053

Stockholder's equity

Common stock		504,000
Additional paid in capital		432,985
Accumulated deficit		(684,932)
Total stockholder's equity		252,053
Total liabilities and stockholder's equity	$	303,106

The accompanying notes are an integral part of this financial statement.

1. **Organization and Description of Business**

Torch Partners Corporate Finance, Inc. ("the Company") is a Corporation incorporated in the state of California on March 4, 2011. On October 10, 2012, the Company received the Financial Industry Regulatory Authority ("FINRA") registration approval letter. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. Torch Partners Corporate Finance, Inc. is a wholly owned subsidiary of Torch Partners IB Holdings Limited (the "Parent"). The Company's business activities include private placement of securities on a best efforts basis and investment banking M&A advisory services.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize their deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and state jurisdictions. The Company remains subject to income tax examinations for all periods since 2016. Any potential examinations may include questioning the timing and amount of deductions and compliance with U.S. federal and state tax laws. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. **Liquidity**

The Company incurred a net loss and had negative cash flows from operations for the year ended December 31, 2020. To alleviate doubt of the Company's ability to continue as a going concern, the Parent will provide financial support, on an as needed basis, to the Company, sufficient for the Company to satisfy its obligations and net capital requirements.

4. **Related Party Agreements**

On August 8, 2013, the Company entered into an Administrative Services Agreement (the "Expense Sharing Agreement") with the Affiliate. In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Affiliate.

On August 8, 2013, the Company has also entered into a Marketing and Transaction Support Services agreement with the Affiliate. As per the terms of this agreement, the Company earns revenues from transaction execution support services it provides to the Affiliate and is reimbursed for marketing support and business development expenses from the Affiliate.

As of December 31, 2020, the Company has $12,597 payable to Affiliate.

5. **Income Taxes**

At December 31, 2020, the Company has federal net operating loss carryforward ("NOL") of approximately $492,000 incurred in tax years starting 2019 which will be carried forward indefinitely. The NOLs and other timing differences created a cumulative deferred tax asset of $152,241 as of December 31, 2020. The Company recorded a valuation allowance of $152,241 due to the uncertainty of realizing the future tax benefit. The valuation allowance decreased from $211,765 at December 31, 2019 to $152,241 at December 31, 2020.

The Company records uncertain tax positions in accordance with ASC 740-10-25 "Accounting for Uncertainty in Income Taxes" on the basis noted in note (2) above.

6.   **Stockholder's Equity**

Capital Structure

As of December 31, 2020, the Company was authorized to issue 1,000,000 shares of stock, of which 504,000 shares were issued and outstanding.

7.   **Leases**

The Company evaluates its vendor agreements, including its expense sharing agreement for the recognition criteria under ASC Topic 842, Leases ("ASC 842"). It was determined that as of January 1, 2020 and during the year ended December 31, 2020 no agreements or arrangements existed that would be classified as a lease under ASC 842.

8.   **Net Capital Requirements**

As a FINRA registered broker-dealer, Torch Partners Corporate Finance, Inc. is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, Torch Partners Corporate Finance, Inc. is required to maintain minimum net capital equal to the greater of $5,000 and 6.667% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, Torch Partners Corporate Finance, Inc. had net capital of $44,053, which was $39,053 above its required net capital of the greater of $5,000 or 6.667% of aggregated indebtedness, which was $5,000 at December 31, 2020. The ratio of aggregate indebtedness to net capital was 1.16 to 1 at December 31, 2020.

9.   **Concentration of Credit Risk**

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

10.   **Exemption from Rule 15c3-3**

The Company has represented that it does not and will not hold customer funds or securities, and has not been subject to the reserve computation or possession and control provisions of Rule 15c3-3 of the Securities Exchange Act of 1934

11.   **Risk and Uncertainty**

During 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

12. **Adapted Accounting Pronouncements**

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326), which replaced the incurred loss model with the current expected credit loss (CECL) model. The CECL impairment model utilizes historical information and forecasts of future economic conditions to determine expected credit losses over the contractual life of a given instrument. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. The Company evaluated this guidance and determined that this standard does not have an impact on its financial statements.

13. **Subsequent Events**

The Company evaluated subsequent events or transactions that occurred from January 1, 2021 through the date this statement of financial condition was issued. The Company did not have any significant subsequent events which require recognition or disclosure.